2/13

05013263

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Telefonica Data Brasil Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 757 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 12/14/05

82-5757

ARLS
12-31-04

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A.

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

TELEFÔNICA DATA BRASIL HOLDING S.A.
CNPJ Nº 04.295.166/0001-33
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2003
(In thousands of Brazilian Reais - R$)

ASSETS	Company		Consolidated	
	2004	2003	2004	2003
CURRENT ASSETS	-	-	157,603	135,638
Cash and cash equivalents	-	-	27,379	35,116
Trade accounts receivable, net	-	-	82,247	82,558
Deferred and recoverable taxes	-	-	17,529	11,908
Inventories	-	-	3,433	4,371
Receivable from related parties	-	-	25,283	-
Other	-	-	1,732	1,685
NONCURRENT ASSETS	10,726	13,900	228,405	223,978
Deferred and recoverable taxes	-	-	226,151	219,408
Other	10,726	13,900	2,254	4,570
PERMANENT ASSETS	576,402	596,416	575,428	591,817
Investments	576,402	596,416	297,521	300,784
Property, plant and equipment, net	-	-	277,434	290,071
Deferred charges	-	-	473	962
TOTAL ASSETS	587,128	610,316	961,436	951,433

LIABILITIES AND SHAREHOLDERS' EQUITY	Company		Consolidated	
	2004	2003	2004	2003
CURRENT LIABILITIES	826	2,629	373,959	319,239
Loans and financing	-	-	193,630	157,874
Accounts payable	379	125	66,056	92,320
Taxes payable	-	-	13,643	20,013
Payroll and related charges	-	-	23,829	21,196
Temporary losses on derivatives	-	-	31,208	11,320
Intercompany payables	447	2,504	41,488	14,128
Other	-	-	4,105	2,388
LONG-TERM LIABILITIES	-	-	1,175	24,507
Loans and financing	-	-	-	24,104
Reserve for contingencies	-	-	668	395
Other	-	-	507	8
SHAREHOLDERS' EQUITY	586,302	607,687	586,302	607,687
Capital	702,879	702,879	702,879	702,879
Retained earnings	(116,577)	(95,192)	(116,577)	(95,192)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	587,128	610,316	961,436	951,433

The accompanying notes are an integral part of these financial statements.

TELEFÔNICA DATA BRASIL HOLDING S.A.
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
December 31, 2004 and 2003
(In thousands of Brazilian Reais, except for per share amounts)

	Company		Consolidated	
	2004	2003	2004	2003
GROSS OPERATING REVENUE	-	-	742,903	684,882
DEDUCTIONS	-	-	(134,336)	(149,387)
NET OPERATING REVENUE	-	-	608,567	535,495
Cost of services provided	-	-	(449,892)	(428,088)
GROSS PROFIT	-	-	158,675	107,407
OPERATING EXPENSES	(21,385)	(41,558)	(152,434)	(132,792)
Selling	-	-	(77,263)	(55,965)
General and administrative	(1,401)	(1,273)	(67,241)	(70,460)
Results from equity investments	(16,751)	(39,793)	-	-
Other, net	(3,233)	(492)	(7,930)	(6,367)
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(21,385)	(41,558)	6,241	(25,385)
Financial expenses, net	-	-	(35,537)	(39,106)
OPERATING LOSS	(21,385)	(41,558)	(29,296)	(64,491)
Nonoperating expenses, net	-	-	(606)	1,415
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(21,385)	(41,558)	(29,902)	(63,076)
Income and social contributions taxes	-	-	8,503	20,394
NET LOSS	(21,385)	(41,558)	(21,399)	(42,682)
SHARES OUTSTANDING AT END OF YEAR (THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES (BRAZILIAN REAIS)	(0.02)	(0.04)		

The accompanying notes are an integral part of these financial statements.

TELEFÔNICA DATA BRASIL HOLDING S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED December 31, 2004 and 2003
(In thousands of Brazilian reais - R$)

	Capital	Retained earnings	Total
Balances December 31, 2002	**702,879**	**(53,634)**	**649,245**
Net income	-	(41,558)	**(41,558)**
Balances December 31, 2003	**702,879**	**(95,192)**	**607,687**
Net income	-	(21,385)	**(21,385)**
Balances December 31, 2004	**702,879**	**(116,577)**	**586,302**

The accompanying notes are an integral part of these financial statements.

TELEFÔNICA DATA BRASIL HOLDING S.A.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2004 and 2003
(In thousands of Brazilian Reais - R$)

	Company		Consoli
	2004	2003	2004
SOURCES OF FUNDS			
From operations (see presentation bellow)	-	-	68,866
From third parties	3,204	-	11,788
Loans and financing	-	-	-
Donations	-	-	14
Transfer from noncurrent to current assets	3,204	-	9,041
Transfer from property, plant and equipment to current assets	-	-	2,011
Proceeds from sale of property, plant and equipment	-	-	722
TOTAL SOURCES	3,204	-	80,654
USES OF FUNDS			
In the operations (see presentation bellow)	1,371	1,273	-
Increase in noncurrent assets	30	-	4,965
Transfer from long-term to current liabilities	-	-	26,621
Increase in permanent assets	-	-	81,823
Property, plant and equipment	-	-	81,823
TOTAL USES	1,401	1,273	113,409
DECREASE (INCREASE) IN WORKING CAPITAL DEFICIENCY	1,803	(1,273)	(32,755)
The decrease (increase) in working capital deficiency represented by:			
Current assets:			
Beginning of year	-	-	135,638
End of year	-	-	157,603
Total	-	-	21,965
Current liabilities			
Beginning of year	2,629	1,356	319,239
End of year	826	2,629	373,959
Total	(1,803)	1,273	54,720
DECREASE (INCREASE) IN WORKING CAPITAL DEFICIENCY	1,803	(1,273)	(32,755)
SOURCE (USE) OF FUNDS IN OPERATIONS			
Net income	(21,385)	(41,558)	(21,399)
Items not affecting working capital	20,014	40,285	90,265
Depreciation and amortization of property, plant and equipment and deferred charges	-	-	92,736
Monetary and exchange variations on noncurrent and long-term items, net	-	-	2,504
Deferred income tax	-	-	(8,503)
Equity investments	16,751	39,793	-
Loss on sale of property, plant and equipment	-	-	(520)
Provision for contingencies	-	-	279
Provision for post-retirement benefit plans - Deliberação CVM 371, de 13/12/2000	-	-	506
Amortization of goodwill	3,263	492	3,263
Other	-	-	-
Funds provided (used in) from operations	(1,371)	(1,273)	68,866

The accompanying notes are an integral part of these financial statements .

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Telefônica Data Brasil Holding S.A. and subsidiary as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telefônica Data Brasil Holding S.A. and subsidiary as of December 31, 2004 and 2003, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with accounting practices adopted in Brazil.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 4, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (Amounts in thousands of Brazilian reais – R$)

1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. (the "Company") was formed on January 30, 2001 as a result of a partial spin-off of Telecomunicações de São Paulo S.A. – Telesp, represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable from that subsidiary, approved at the Extraordinary Shareholders' Meeting held on the same date.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depositary Shares – ADS's – Level I are traded on the New York Stock Exchange (NYSE).

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and Switched IP and Speedy Link service contracts to Telesp. Since, at that time, Telesp depended on obtaining a license from the National Telecommunications Agency (Anatel) to provide said services, Telefônica Empresas S.A. leased the equipment and continued providing the services in 2003. In January 2004, after obtaining the license mentioned above, Telesp assumed the provision of the services.

The Company's principal activities are:

- Controlling a subsidiary that provides packet-switched network services, as well as providing other telecommunications and related services;

- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched network services and other related services in its concession area;

- Promoting, performing or assisting in fund-raising from internal or external sources for the Company or its subsidiary;

- Effecting or promoting the import of assets and services for its subsidiary, performing other similar or related activities and holding equity interests in other companies.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company's fiscal year ends on December 31 of each year. The accompanying individual and consolidated financial statements have been prepared in accordance with Brazilian accounting practices.

In consolidation, all intercompany balances and transactions have been eliminated and the subsidiary's accounting practices are consistent with those of the Company.

The financial statements for the year ended December 31, 2003 have been reclassified for comparability purposes, as shown in notes 14 (i), 20a. (i) and 20b. (i).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Significant accounting practices applied in the preparation of the individual and consolidated financial statements were prepared in accordance with accounting practices, as follows:

a. Cash and cash equivalents: include temporary cash investments, registered at cost, plus income earned to the balance sheet date.

b. Trade accounts receivable, net: include trade accounts receivable from clients for rendered services and accounts receivable from services rendered but not billed. Allowance for doubtful accounts is made considering possible losses expected by management on accounts receivable considered as difficult realization.

c. Inventories: are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into expansion, classified in property, plant and equipment and maintenance/sale inventories, classified in current assets.

d. Investments: in the individual financial statements, the investment in the subsidiary Telefônica Empresas S.A. is accounted for under the equity method and includes the goodwill paid at the merged investment acquisition, net of tax credit and based on the future profitability, which will be amortized in ten years, in accordance with the tax law and regulations in force (see Note 9).

e. Property, plant and equipment, net: are stated at acquisition and/or construction cost, less accumulated depreciation. Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets.

f. Deferred charges: are comprised of Telefônica Empresas S.A.'s pre-operating expenses and are amortized under the straight-line method over a period of five years.

g. Income and social contribution taxes: corporate income and social contribution taxes were accounted for on the accrual basis and were based on the tax law and the tax rate in force on the financial statements date. Deferred taxes, attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization within the parameters established by CVM Instruction No. 371/2002.

h. Balances and transactions in foreign currency: transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

i. Accrued vacations: amounts referring to vacations and related charges are recorded based on incurred amounts.

j. Reserve for contingencies: contingencies considered as risk degree "probable" are accrued at the financial statements date (Note 16).

k. Revenues and costs: are accounted for on an accrual basis.

l. Financial expenses, net: Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of derivative operations (hedge).

m. Pension and other postretirement benefits: The Company sponsors single-employer pension plans to its employees. Actuarial liabilities were calculated using the projected unit credit method as provided by CVM Deliberation No. 371/2000. Other considerations related to these plans are described in Note 23.

n. Derivatives: The balances and results of derivative transactions (exchange swaps) are described in Note 26.

o. Loss per share: Calculated based on net loss for the year and the total number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	Consolidated	
	2004	2003
Cash and bank accounts	18,612	25,027
Short-term invêstments	8,767	10,089
Total	27,379	35,116

The cash investments are comprised of readily liquid temporary cash investments.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	2004	2003
Billed amounts	60,468	73,680
Accrued unbilled amounts	37,741	33,633
	98,209	107,313
Allowance for doubtful accounts	(15,962)	(24,755)
Total	82,247	82,558
Current	64,319	47,739
Past-due – 1 to 30 days	8,198	17,518
Past-due – 31 to 60 days	4,368	4,404
Past-due – 61 to 90 days	2,107	6,155
Past-due – 91 to 120 days	1,032	4,222
Past-due – more than 120 days	18,185	27,275
Total	98,209	107,313

6. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	2004	2003
Recoverable taxes:		
Income tax and social contribution	1,043	3,187
State VAT - ICMS	20,556	18,439
PIS and COFINS	1,999	2
Others	2,216	385
	25,814	22,013
Deferred taxes		
Income tax on other temporary differences	16,485	12,242
Social contribution on other temporary differences	5,995	4,407
Tax loss carryforwards – income tax	30,890	27,645
Tax loss carryforwards – social contribution	11,228	10,059
Merged tax credit	153,268	154,950
	217,866	209,303
Total	243,680	231,316
Current	17,529	11,908
Noncurrent	226,151	219,408

The balances of income tax and social contribution recoverable have been offset against other federal taxes.

The consolidated balance for income tax loss carryforwards (R$30,890) and social contribution (R$11,228), recoverable deferred taxes, totally refers to the subsidiary Telefônica Empresas S.A. and was calculated based on income tax losses and social contribution losses of R$123,560 and R$124,756, respectively, accumulated at the financial statements date. According to the tax law in force, the tax loss carryforward can be offset against future taxable income, restricted to 30% of annual taxable income. The Company's management estimates the realization of the deferred tax credits as of December 31, 2004 will be as follows:

Year	Amount
2006	13,392
2007	29,598
2008	43,349
2009	51,149
2010	40,594
2011	39,784
	217,866

The deferred tax credit relative income tax and social contribution were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002 and a technical feasibility study of the generation of future taxable income, approved by the Company's management, which was based on projections that may be changed in the future.

Merged tax credit

The corporate restructuring in 2001 (note 9.b) was carried out to avoid that the amortization of the merged goodwill would adversely affect the Company's future results, both for consolidated and subsidiary's financial statements.

The accounting records maintained for the Company's corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	2004	2003
Goodwill	450,789	455,734
Reserve	(297,521)	(300,784)
Net amount	153,268	154,950

	2004	2003
Goodwill amortization	(4,945)	(745)
Reserve reversal	3,263	492
Tax credit	1,682	253
Income effect	-	-

For purposes of calculation of the tax credit arising from the merger, the tax rates applied for income tax and social contribution tax were 25% and 9%, respectively.

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, did not have effect in net losses for the years ended December 31, 2004 and 2003.

For a better presentation of the Company's financial position and results of operations, the net amount of R$153,268 (R$154,950 on December 31, 2003) which, in essence, represents the merged tax credit, was recorded in the balance sheet under recoverable deferred taxes, in Noncurrent Assets, according to the CVM Instruction No. 349 of March 6, 2001. Amortization of goodwill and reversal of the reserve are included as operating income and expense, and the corresponding tax credit is included as income tax and social contribution provision, both in the statements of operations.

7. INVENTORIES

	Consolidated	
	2004	2003
Maintenance material	948	1,168
Resale items	5,336	4,207
Allowance for reduction to market value	(2,851)	(1,004)
Total	3,433	4,371

8. OTHER ASSETS

	Parent Company		Consolidated	
	2004	2003	2004	2003
Prepaid expenses	-	-	745	661
Receivable from related parties (noncurrent)	10,726	13,900	2,246	4,570
Other assets	-	-	995	1,024
Total	10,726	13,900	3,986	6,255
Current	-	-	1,732	1,685
Noncurrent	10,726	13,900	2,254	4,570

Receivable from related parties are described in Note 24.

9. INVESTMENTS

a. Investments balance

	Parent Company	
	2004	2003
Telefônica Empresas S.A.	278,881	295,632
Goodwill on investment acquisition	297,521	300,784
Total	576,402	596,416

The capital share in the wholly-owned subsidiary Telefônica Empresas S.A. includes the goodwill special reserve due to the corporate restructuring described below.

The subsidiary's information are as follows:

	2004	2003
Capital stock	235,235	235,235
Capital reserve (goodwill and donation)	156,341	156,327
Accumulated deficit	(112,695)	(95,930)
Shareholders' equity, net	278,881	295,632
Number of common shares, without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%
Subsidiary's loss recognized as equity pick-up on the Company	(16,765)	(40,917)
Donation of subsidiaries and recognized as an investment income on the Company	14	1,124
	(16,751)	(39,793)

b. Corporate restructuring of subsidiaries

In June 2001, the Company increased the capital in the company Figueira Administração e Participações S.A. ("Figueira"), in the amount of R$495,080, equivalent to 50% of its capital, represented by 3,837,651 common and 7,675,302 preferred shares. Figueira was a subsidiary of Banco Itaú S.A. and held operational assets related to the telecommunication network operation for this bank, as well as investments corresponding to 73% of total capital (20% of voting capital and 100% of preferred shares) of Galáxia Administração e Participações S.A. (a company holding the authorization to provide Multimedia Communication Service).

In July 2001, Figueira was partially spun-off, transferring operational assets and investments to the integral subsidiary Spanish Participações S.A. ("Spanish"), evaluated at book value, in accordance with the certificate from a specialized company, dated July 27, 2001, with a net worth in the amount of R$37,828.

This operation generated a goodwill of R$456,478 (R$450,789, net of amortization on December 31, 2004), which is based on the future profitability expected, to be amortized in accordance with the period estimated in the tax law and regulations in force.

According to the Extraordinary General Shareholders' Meeting held in October 26, 2001, the corporate restructuring proposal was approved by shareholders and shareholders of the other companies involved, including capital contribution through investing in subsidiary and subsequent mergers without changing voting rights, dividends receipts and equity rights of Telefônica Empresas S.A.'s shareholders, based on the book values of the companies involved, and on an accounting appraisal report prepared by a specialized firm. This restructuring did not require prior authorization from the National Telecommunication Agency - Agência Nacional de Telecomunicações – ANATEL or any other regulatory authorities.

The merged goodwill was recorded as a deferred charge in counterpart to a special goodwill reserve in shareholders' equity of the companies involved in the restructuring. The special goodwill reserve for Telefônica Empresas S.A. was recognized on behalf of the Company due to the future tax benefit to be generated. In the individual balance sheet, the goodwill mentioned above is classified as goodwill in the investment acquisition, net of tax credit of R$153,268 (R$154,950 in December 31, 2003). In the consolidated balance sheet, the tax credit is recorded in noncurrent assets.

According to management's business plans, this goodwill is recoverable from future operations, over a period not exceeding ten years from the acquisition date. Management performs periodic analyses of goodwill recovery relative to the results generated beginning with the acquisition, based on the projection of future operating results. As of December 31, 2004, such studies indicate no need for a reserve for the amount recorded in the financial statements, as well as the changes in the criteria for amortization of goodwill, as follows:

Year	Amount
2005	19,486
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,515
	450,789

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
		2004			2003		
	Annual depr. rates%	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service:		530,981	(285,595)	245,386	448,905	(195,019)	253,886
Switching and transmission equipment	20.0	272,721	(169,575)	103,146	250,177	(118,731)	131,446
Transmission equipment, aerial cables, teleprinters, energy equipment and furniture	10.0	16,494	(5,880)	10,614	17,243	(4,530)	12,713
EDP equipment	20.0	140,524	(59,757)	80,767	98,719	(36,420)	62,299
IT equipment	20.0	16,289	(7,813)	8,476	12,976	(6,504)	6,472
Buildings and underground cables	4.0	211	(22)	189	601	(60)	541
Vehicles	20.0	3,221	(1,049)	2,172	2,646	(706)	1,940
Leasehold improvement	20.0	26,536	(17,703)	8,833	24,144	(12,828)	11,316
Software	20.0	54,676	(23,494)	31,182	42,090	(14,955)	27,135
Others	12.5	309	(302)	7	309	(285)	24
Construction in progress	-	32,048	-	32,048	36,185	-	36,185
Total		563,029	(285,595)	277,434	485,090	(195,019)	290,071
Average depreciation rates %				19.99			19.54
Assets fully depreciated				46,655			3,918

11. DEFERRED CHARGES, NET

	Consolidated	
	2004	2003
Preoperating expenses (i)	2,447	2,447
Accumulated amortization	(1,974)	(1,485)
Total	473	962

(i) Amortization period is 5 years.

12. LOANS AND FINANCING

			Consolidated 2004		
	Annual Interest	Maturity	Short-term	Long-term	Total
Loans in foreign currency	(*)	2005	187,185	-	187,185
Loans in local currency	103% of CDI	2005	6,445	-	6,445
Total			193,630	-	193,630

			Consolidated 2003		
	Annual Interest	Maturity	Short-term	Long-term	Total
Loans in foreign currency	(*)	Until 2005	138,572	20,019	158,591
Loans in local currency	103% of CDI	Until 2005	19,302	4,085	23,387
Total			157,874	24,104	181,978

Loans and financing in foreign currency is comprised as follows:

	Currency	(*) Interest Rate	Consolidated 2004 Principal	Interest	Total
Resolution No. 2770	USD	1.25% to 5.70%	101,028	1,818	102,846
Resolution No. 2770	JPY	1.30% and 1.40%	83,798	541	84,339
			184,826	2,359	187,185

	Currency	(*) Interest Rate	Consolidated 2003 Principal	Interest	Total
Resolution No. 2770	USD	3.00% to 5.00%	73,178	486	73,664
Resolution No. 2770	JPY	1.30%	61,613	413	62,026
Debt assumption	USD	23.30% to 27.50%	17,941	4,960	22,901
			152,732	5,859	158,591

To reduce the losses caused by fluctuations in exchange rates the subsidiary has entered into derivative operations (swap), which hedge the balance of loans in foreign currency, as described in Note 26.

13. TAXES PAYABLE

	Consolidated 2004	2003
Value-added tax		
ICMS	8,062	16,778
PIS and COFINS (taxes on revenue)	4,567	2,437
Other taxes	1,014	798
Current	13,643	20,013

14. PAYROLL AND RELATED CHARGES

	Consolidated 2004	2003
Salaries and wages	2,618	2,444
Accrued social security charges	10,295	9,051
Accrued benefits	573	499
Employee profit sharing	8,015	7,451
Sales rewards (i)	2,328	1,751
Total	23,829	21,196

(i) In 2003, sales rewards in amount of R$1,751 were recognized in the "Suppliers" account.

15. OTHER LIABILITIES

	Consolidated	
	2004	2003
Withholdings	1,619	1,086
Others	2,993	1,310
	4,612	2,396
Current	4,105	2,388
Noncurrent	507	8

16. RESERVE FOR CONTINGENCIES

The subsidiary Telefônica Empresas S.A. is party to certain legal proceedings including labor and civil proceedings, arising from the normal course of its operations. Company Management, based on the opinion of its legal counsel, reserved the amount of R$668 (R$395 in 2003) for which the chance of an unfavorable outcome was considered likely.

Reserves for contingencies liabilities classified per risk were as follows:

	Amount Involved			
Nature	Likely	Possible	Remote	Total
Labor claims	668	5,735	358	6,761
Civil claims	-	555	1,327	1,882
Total	668	6,290	1,685	8,643

17. SHAREHOLDERS' EQUITY

a. Capital

The authorized and subscribed capital on December 31, 2004 and 2003 is R$702,879, represented by the following shares without par value:

	2004
Common shares	358,716,131,431
Preferred shares	712,437,254,531
Total outstanding shares	1,071,153,385,962

The book value per thousand shares outstanding at December 31, 2004 is R$0.55 (R$0.56 in December 31, 2003).

The Company is authorized to increase its capital up to the limit of 1,500,000,000,000 shares, both common and/or preferred shares, the Board of Directors being the competent committee to approve the capital increase and the issue of new shares, within the limit of authorized capital. The Company has no obligation to maintain the same proportion between the number of shares of each class in the capital increases. However, the number of preferred shares, without voting rights or with voting restrictions must not exceed 2/3 of the total number of issued shares.

Each common share gives the right of one vote at General Shareholders' Meetings. Preferred shares are non-voting, except under limited circumstances determined in Corporate's bylaw or in the Brazilian Law. They have preference in the redemption of capital, without premium and are entitled to receive dividends at least 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held, based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

b. Allocation of income

According to the Company's bylaws, net income for the year will be distributed as follows:

- 5% to legal reserve, which will be limited at 20% of paid-up capital;
- 25% of net income, adjusted in accordance with article 202 of Law 6,404/76, for the mandatory minimum dividend to all shareholders, increased by the amount necessary for the payment of priority dividends on preferred shares;
- Distribution of the remaining balance will be determined at the Annual Shareholders' Meeting, based on management's proposal.

c. Reconciliation of net loss - company and consolidated

The difference between the Company and consolidated net loss in 2004, in the amount of R$14 (R$1,124 on December 31, 2003) refers to the donations recorded directly in capital reserve by Telefônica Empresas S.A., but represents an equity gain for the Company (Note 9).

18. GROSS OPERATING REVENUE

	Consolidated	
	2004	2003
Data commuted package services	572,771	389,731
Speedy Link/Switched IP data (i) services	3,988	181,906
Commissions (ii)	93,237	86,830
Solutions and other services	72,907	26,415
Total	742,903	684,882

(i) In 2003, it refers to revenues from rendered services of "Switched IP" and "Speedy Link", receivable from Telesp.

(ii) Refers to commissions from voice services provided by Telesp to customers of Telefônica Empresas S.A. (Note 24).

19. COST OF SERVICES PROVIDED

	Consolidated	
	2004	2003
Rentals (i)	(230,719)	(245,144)
Depreciation and amortization	(88,263)	(74,298)
Personnel	(36,284)	(34,874)
Outsourced services	(71,907)	(48,239)
Leasing	(13,917)	(21,228)
Others	(8,802)	(4,305)
Total	(449,892)	(428,088)

(i) Including costs of rental of network paid to Telesp (Note 24).

20. OPERATING EXPENSES

a. Selling expenses

	Consolidated	
	2004	2003
Personnel	(45,186)	(36,124)
Outsourced services (i)	(27,084)	(12,557)
Provision for doubtful accounts	(3,965)	(6,535)
Depreciation and amortization	(25)	(31)
Others	(1,003)	(718)
Total	(77,263)	(55,965)

(i) In 2003 an amount of R$4,209 was reclassified of general and administrative expenses, to better present the financial statements.

b. General and administrative expenses

	Company		Consolidated	
	2004	2003	2004	2003
Outsourced services (i)	(1,311)	(1,155)	(36,206)	(37,324)
Personnel	(77)	(111)	(16,860)	(17,899)
Rentals	-	-	(4,383)	(5,544)
Depreciation and amortization	-	-	(4,448)	(4,541)
Others	(13)	(7)	(5,344)	(5,152)
Total	(1,401)	(1,273)	(67,241)	(70,460)

(i) In 2003 an amount of R$ 4,209 was reclassified to selling expenses for a better presentation of the financial statements.

c. Other net operating expenses

	Company		Consolidated	
	2004	2003	2004	2003
Income:				
Reversal of provisions	30	-	286	1,393
Recovered expenses	-	-	490	321
Other	-	-	530	2,042
	30	-	1,306	3,756
Expenses:				
Taxes other than on income	-	-	(5,173)	(8,507)
Amortization of goodwill	(3,263)	(492)	(3,263)	(492)
Other	-	-	(800)	(1,124)
	(3,263)	(492)	(9,236)	(10,123)
Total	(3,233)	(492)	(7,930)	(6,367)

21. FINANCIAL EXPENSE, NET

	Consolidated	
	2004	2003
Financial income		
Interest on temporary cash investments	1,298	2,680
Gains on derivative transactions	28,105	20,200
Monetary/exchange variations	15,622	33,841
Others	229	2,853
	45,254	59,574
Financial expenses		
Interest expenses	(8,797)	(25,196)
Losses on derivative transactions	(66,646)	(59,194)
Monetary/exchange variations	(2,548)	(11,143)
Other	(2,800)	(3,147)
	(80,791)	(98,680)
Total	(35,537)	(39,106)

22. INCOME AND SOCIAL CONTRIBUTION TAXES

The table below is a reconciliation of the tax credit recorded in the income and the amount calculated based on the statutory income tax rate of 34% (25% income tax and 9% social contribution tax).

	Consolidated	
	2004	2003
Loss before taxes	(29,902)	(63,076)
Social contribution tax		
Social contribution tax credit	2,691	5,677
Permanent differences:		
Nondeductible expenses	(22)	(45)
Amortization of goodwill	(294)	(44)
Others	(123)	(114)
Social contribution credit tax in income	2,252	5,474
Income tax		
Income tax credit	7,475	15,769
Permanent differences:		
Nondeductible expenses	(2)	(4)
Gifts	(59)	(123)
Donations	(4)	(281)
Amortization of goodwill	(816)	(123)
Others	(343)	(318)
Income tax credit in income	6,251	14,920
Income and social contribution taxes	8,503	20,394

23. PENSION AND OTHER POSTRETIREMENT BENEFITS

Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas Benefit Plan, a defined contribution plan managed by Fundação Sistel de Seguridade Social – ("Sistel "), which was approved by the Secretaria de Previdência Complementar (Secretariat of Supplementary Social Security) on April 3, 2001.

The plan is funded by contributions made by participants and the sponsor, which are credited to the participants' individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The Company's contributions to the Visão Telefônica Empresas Plan are equal as those of the participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

During 2004, the subsidiary made contributions for Visão Telefônica Empresas Plan in the amount of R$ 2,610 (R$ 2,324 in 2003).

For the plan's annual actuarial valuation, the projected unit credit method was adopted; the plan's assets were determined as of November 30, 2004 and 2003, respectively. Gains or losses are immediately recognized in results.

The position of Visão Telefônica Empresas Plan on December 31, 2004 and 2003, in relation to benefits for risks of death and disability of participants, as well other information required by Instruction CVM 371/00 about this plan are as follows:

a. Reconciliation between assets and liabilities

	2004	2003
Fair value of assets	2,615	2,124
Total actuarial liabilities	(3,121)	(2,098)
Asset/(liabilities)net	(506)	26

b. Total expenses recognized in income

	2004	2003
Service cost	(436)	(402)
Interest cost	(214)	(169)
Expected return on assets	251	117
Employees' contributions	16	8
	(383)	(446)

c. Change in net actuarial liabilities

	2004	2003
(Liabilities)/assets net in the beginning of the year	26	(675)
Expenses for the year	(383)	(446)
Expected sponsor's contribution for the year	391	342
Actuarial gain or (Loss) for the year	(540)	805
(Liability))/asset net in the ending of the year	(506)	26

d. Change in actuarial liabilities

	2004	2003
Actuarial liability in the beginning of the year	2,098	1,831
Cost of current service	436	402
Interest on actuarial liabilities	215	169
Benefits paid during the year	-	-
Actuarial gain or (loss) for the year	372	(304)
Actuarial liability in the ending of the year	3,121	2,098

e. Change in plan assets

	2004	2003
Fair value of plan assets in the beginning of the year	2,124	1,156
Benefits paid during the year	-	-
Sponsor's contributions in the year	404	353
Return on plan assets in the year	87	615
Fair value of plan assets in the ending of the year	2,615	2,124

f. Expenses estimated for 2005

Cost of current service	(606)
Interest cost	(322)
Expected return on assets	358
Employees' contributions	17
	(553)

g. Actuarial assumptions

	2004	2003
Rate used for present value discount of actuarial liabilities	11,30% p.a.	11,30% p.a.
Expected return on plan assets	13,75% p.a.	11,83% p.a.
Future salary increase rate	7,10% p.a.	7,10% p.a.
Mortality rate	UP 84	UP 84
Disability mortality rate	IAPB-57	IAPB-57
Disability rate	Mercer Disability	Mercer Disability
Number of active participants of Visão Telefônica Empresas Plan	554	552

24. TRANSACTIONS WITH RELATED PARTIES

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations as follows:

	2004						
	Telesp	Atento	Terra	TGSC	Brasilcel Group (VIVO)	Datacorp	TIWS
ASSETS							
Current assets							
Trade accounts receivable	14,728	77	678	66	8,359	-	820
Receivable from related parties	24,367	1	4	84	-	51	-
Non-current assets							
Other assets	39	60	-	35	-	237	-
Total assets	39,134	138	682	185	8,359	288	820
LIABILITIES							
Current liabilities							
Suppliers	584	84	35	1,167	318	-	3,277
Other	23,815	269	38	146	-	4,808	4,572
Total liabilities	24,399	353	73	1,313	318	4,808	7,849
STATEMENT OF INCOME							
Revenue							
Data services	127,589	1,091	15,519	322	19,526	-	1,120
Revenues from commissions	93,237	-	-	-	-	-	-
	220,826	1,091	15,519	321	19,526	-	1,120
Costs and expenses							
Cost of services provided	(99,564)	-	-	-	-	-	(42,317)
Selling	(8,566)	(3,384)	-	-	-	-	-
General and administrative	(3,892)	-	(140)	(9,650)	-	-	-
Net financial expenses	-	-	-	-	-	(5)	(11)
	(112,022)	(3,384)	(140)	(9,650)	-	(5)	(42,328)

	2004						
	Telefônica Data USA	Adquira	DABR	TPD	Other	Total 2004	Total 2003
ASSET							
Current asset							
Trade accounts receivable	1,049	-	-	-	1,391	27,168	18,510
Receivable from related parties	5	434	-	1	336	25,283	-
Non-current asset							
Other assets	4	677	920	-	274	2,246	4,570
Total assets	1,058	1,111	920	1	2,001	54,697	23,080
LIABILITIES							
Current liabilities							
Suppliers	-	-	-	144	856	6,465	47,678
Other	-	96	-	5,858	1,886	41,488	14,128
Total liabilities	-	96	-	6,002	2,742	47,953	61,806
STATEMENT OF INCOME							
Revenues							
Data services	1,017	-	-	74	3,187	169,445	105,746
Commissions	-	-	-	-	-	93,237	86,830
	1,017	-	-	74	3,187	262,682	192,576
Cost and operating expenses							
Cost of service provided	-	-	-	-	(336)	(142,217)	(196,065)
Selling	-	(92)	-	-	(347)	(12,389)	(2,469)
General and administrative	-	-	-	(869)	(367)	(14,918)	(7,968)
Net financial expenses	(2)	-	-	-	(37)	(55)	(4,168)
	(2)	(92)	-	(869)	(1,087)	(169,579)	(210,670)

The amounts of the transactions with related parties presented in the table above refer to the following businesses:

- Accounts receivable from services and receivable from related parties in current assets refer, primarily, to data communication services, integrated solutions and receivable commissions from the Telefônica International Whole Sale, Companies of Brasilcel Group (VIVO) and Terra Networks Brasil S.A.

- Other assets in the non-current assets refer mainly to accounts receivable that are not related to the operations of the Company.

- Suppliers and other liabilities refer primarily to rental of network and infrastructure payable to Telecomunicações de São Paulo S.A. – Telesp, IT research expenses to Telefônica Datacorp, international internet transit services to Telefônica International Whole Sale and management services to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

- Gross revenue from services refers mainly to data communication services provided by subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. – Telesp, Terra Networks Brasil S.A. and Companies of Brasilcel Group (VIVO), and also, received commissions for customers' management, which use voice transmission services, upon the amount of this services billed by Telesp to its customers.

- Costs of services provided refers primarily to rental of networks and infrastructure paid to Telecomunicações de São Paulo S.A. – Telesp, and rental of internet "links" payable to Telefônica International Whole Sale.

- Selling expenses refer mainly to call center services – "Call Center" – provided by Atento Brasil S.A. and commissions payable to Telesp.

- General and administrative expenses refer mainly to administrative management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda and fixed line telecommunications provided by Telecomunicações de São Paulo S.A. – Telesp.

25. INSURANCE

The policy of the Company and its subsidiary, as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant high-risk amounts based on management's judgment, according to guidelines of Telefónica S.A.'s corporate program. In this context, the Company complies with the Brazilian Law regarding to coverage insurance contract.

During 2004, the amount of insurance expenses totalized R$1,003 (R$969 in 2003).

The main insurance agreements of company are:

Insurance	Coverage value
Operating risks (with ceasing profit)	US$200,372 thousand
Optional Civil Responsibility – vehicle	R$1,000

26. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market information and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts, which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The principal market risk factors that affect the Company's and its subsidiary's business are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the subsidiary, Telefônica Empresas S.A., may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Management enters into hedge contracts (swaps) with financial institutions.

The subsidiary's indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of December 31, 2004, a portion of the debt was denominated in foreign currency and it was hedged by asset positions in foreign currency transactions (swaps for CDI). Transactions of swap were entered into to cover the total amount of the debt denominated in foreign currency. Gains or losses on these transactions are recorded in income. In 2004, these transactions generated a net loss of R$38,541. The Company and its subsidiary have recorded a liability of R$31,208 in current liabilities to reflect the unrealized losses.

The excess of coverage, at book and market values of the Company and its subsidiary to exchange rate risk is as follows:

	Consolidated			
	Dec./2004		Dec./2003	
	Book Value	Market Value	Book Value	Market Value
Liabilities				
Loans and financing	187,185	188,243	158,591	160,360
Suppliers (i)	15,289	15,289	15,001	15,001
Asset position – swaps	202,514	203,553	174,007	175,758
Net exposure	(40)	(21)	(415)	(397)

(i) The balance of suppliers refers mainly to obligations with related companies (R$12,945).

The discounted cash flow method was used in determining the market value of loans, financing and derivative instruments (currency swaps), based on estimated settlement or realization of such liabilities and assets at market rates in effect on the balance sheet date.

b. Interest Rate Risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to internal and external interest rate fluctuations affecting the Company's results.

As of December 31, 2004, the Company had R$193,630 (R$181,978 as of December 31, 2003) of loans and financing in foreign currency, of which R$187,185 (R$158,591 as of December 31, 2003) was obtained at fixed interest rates and R$6,445 (R$23,387 as of December 31, 2003) was obtained at variable interest rates (CDI). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI x fixed-rates to partially hedge against internal interest rate fluctuations. On the other hand, the Company contracted CDI Swaps, which in December 2004 was R$30,159 (positive position in CDI). The Company also invests its excess cash (temporary cash investments) of R$27,379 (R$35,116 as of December 31, 2003), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values due to their short-term maturities.

c. Credit Risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, suspending the provided service. Exceptions are made for services that must be maintained for security or national defense reasons.

As of December 31, 2004, approximately 20% of the total accounts receivable from services of the subsidiary consisted of related companies of Telefônica Group.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversification of it among first class financial institutions.

27. MANAGEMENT COMPENSATION

The Company and its subsidiary's total management compensation to the Board of Directors in 2004, amounted R$3,259 (R$2,380 in 2003), and the amount paid by its subsidiary amounted R$3,178 in 2004 (R$ 2,269 in 2003).

* * * * * * * * * * * * *

BUSINESS REPORT

Announces Business Report for the full year 2004

In accordance to the legal requirements and Company bylaws, the Management of TELEFÔNICA DATA BRASIL HOLDING S.A. submits the Business Report and Consolidated Financial Statements for the year ended on December 31, 2004 duly reviewed by the Independent Public Auditors and the Council Members.

1. OVERVIEW

Telefônica Empresas S.A, the wholly owned subsidiary of Telefônica Data Brasil Holding S.A., is a company of Telefônica Group dedicated exclusively to render services to big companies and corporations in Brazil. Offering integrated telecommunication services and information technology, Telefõnica Empresas develops solutions that allow its customers to get a highest operational, logistical and productive efficiency, to become their sales channel faster, to integrate their information systems and to develop new products and services.

Telefônica Empresas continued growing in the business of data and Internet, with increase in traffic and content, as well as in the services of international connection. At the same time, it began to consolidate a strategy of added value focused on Integrated Solutions (including infrastructure of " Data Center ", applications for specific segments, platform integration, among other) and "Outsourcing", business that had accelerated growths.

In spite of a year marked by the growth of its business, Telefônica Empresas has been determined to carry out an efficiency cost and investment plan, which allowed the Company to the end the period to get a performance much superior than the one of 2003. That plan resulted in an improvement in the Operational Result.

Moreover, the Company maintained a plan of attention to the Customer, which is sustained by four pillars: more knowledge of the Customer's business, as a result of the segmentation of products and services and of the commercial attendance; proactivity in technical support; reinforcing the attention to the Customer in the after-sale process; oriented and differentiated communication. This group of factors has allowed Telefónica Empresas to increase constantly and regularly the degree of Satisfaction of their Customers, measured twice a year, in research conducted by independent and internationally recognized institutes.

During 2004, Telefônica Empresas reinforced a strategy of market expansion, enlarging its penetration beyond the State of São Paulo and thus increasing the number of nationalwide served Customers

2. BUSINESS PERFORMANCE

In 2004 there was strong expansion of the business of the Telefônica Empresas, as shown by the following figures:

- Growth of R$183.0 million (47%) in the revenue of Data commuted package services, mainly as a result of the services of managerial communications and internet services;

- Growth of 176% in the revenue of Integrated Solutions and "Outsourcing", representing a revenue of R$72.9 million in 2004;

- Growth of the physical plant of the State of S.Paulo, of the order of 18%;

- Significant increase of 54% in IP traffic, basically for the expansion of the plant of broadband access;

- Use of the technology ATM - " Asynchronous Transport Model " (transportation of any protocol on MPLS - " Multi Protocol Label Switching "), that allowed an optimization of the traffic of the national net;

- Expansion of 60% in the capacity of protocols equivalent to 64kbps in the net IP, and of 13% in the net Multiservice.

COMMERCIAL STRATEGY

In 2004, Telefônica Empresas enlarged its base of customers in about 25%.

For the attendance of those Customers, the company counts with a qualified group of professionals dedicated to Commercial activities. This group is divided in two:

- Direct Sales for Corporate Customers: Constituted by Business Managers, that assist customers, which are segmented by business branch, according to the economic activity (Industry, Trade, Service, Finance Segment, Government, Operators), besides a specific area to assist Global Customers (multinationals located in several countries).

- Equips of Presales: group dedicated to the development of the best technical, commercial and strategic proposal for the Customer.

Due to this attendance, the Company shows a growth in the business of Internet Services and Corporative services.

In the segment of Internet Services, there was a diversification of the offers based on the customers' necessities.

- In the banking segment, the business of "home-banking";

- Product lines for operators and offer of interconnection IP conditions in the market (Peering model);

- Traffic IP aggregator to the broadband market, offered to meet the requirements of "Speedy".

- In the line of business of Corporate Services, the works accomplished in the positioning of the solutions of Managerial Communications resulted in:

- Evolution in the average revenue per user (ARPU - " Average Revenue Per User ");

- Amplification of portfolio with new solutions of business community integration ("Frame Relay Community") and transactions of low speeds ("Frame Relay Company");

- Release of services managed with safety, together with the concept of quality of service (QoS - " Quality of Service "), allowing that more sophisticated applications are available in the industry. Telefonica Empresas triplicated its market share in private networks (VPN - " Virtual Private Network ") with high complexity (service warranty and preference of traffic), on a domestic scale.

To meet the requirements demanded by the corporate customers, Telefonica Empresas uses its Data Center, with a modern infrastructure and advanced technologies to develop its business. The extremely wide and flexible portfolio of products and services includes packages and personalized solutions of " Hosting " with " Backup ", Storage ", Safety, Content Delivery Network - (CDN), Digital Certification and high levels of SLA (" Service Level Agreement ").

The Company has been giving special attention to the offers of Integrated Solutions to the customers, implementing personalized and complete advanced solutions with a wide catalog that include consulting, integration of systems, installation services, configuration, maintenance and support, through the integration of several technologies, besides services of "Outsourcing", with planning, supervision, management and maintenance, in different covering degrees, for the customer's equipments, which Telefônica Empresas is responsible for the management.

CUSTOMER COMMITMENT

The Company applies a Research of Customers' Satisfaction, in a coordinated way, to every 6 months.

The results of the research are considered the base for action plans addressed to each one of the six process-key: Commercialization, Installation, Operation, Revenue, Technical Support and Attendance to Customers.

As a consequence of the completion of the Action Plans in the year 2004, we obtained an improvement of 5 p.p. in the satisfaction grade of our Customers.

In a strategic way, we adopted Six Sigma methodology as quality tool and dissemination of the culture of management of improvement actions, based on statistical analysis of data, giving support to the Quality Policy that has as primordial objective the Customer's Satisfaction.

AWARDS

The prizes in different segments conquered in 2004 show the recognition of the market to the decisions made regarding to the Customers and of the Employees' Satisfaction of Telefônica Empresas.

In relation to Customers, the Company won the following awards:

- Modern Customer Prize of Excellency in Customer Service 2004, in Supplying of Corporate Access category, for the second serial year;

- Top of Sales of the Association of the Leaders of Sales and Marketing of Brazil (ADVB), with the Abril Project. Telefonica Empresas is the unique supplying of personalized and comprehensive solutions, increasing the participation in the investments of telecommunications in Editora Abril;

- E-Finance Award, granted by the publication of Financial Executives, in recognition to the services rendered to BM&F and Caixa Econômica Federal, in the categories "Solution of Voice on IP " and "Telecom Netwoks", respectively;

- "In First Plan" it won gold in the 10th Prize ABEMD 2004 (Brazilian Association of Direct Marketing), the most important award of national Direct Marketing, in the category Relationship Program;

- "In First Plan" it also conquered GrandPrix and Gold in the first edition of the Prize of Abrarec (Brazilian Association of the Relationship Company-Customer).

The presence of Telefônica Empresas in the list of the 30 more entrepreneurs companies from Brazil in first Ranking of Corporate, elaborated by the "Instituto Brasileiro de Intra-Empreendedorismo" (Ibie) together with Revista Exame represented another important fact in the year.

Telefônica Empresas was also elected as the best company of Communication of Corporate Data, according to ranking of "100 Maiores de Telecom 2004", elaborated by IDG-International Data Group.

The concern with the employees' Satisfaction was recognized once again with the Prêmio Abrarec for the " Operação Sorriso ", endomarketing program, thrown in 2002. The Prize of Abrarec "Estratégias Vencedoras de Relacionamento", has as objective to identify projects that conquered the trust and the customers' fidelity in several segments of the economy.

3. FINANCIAL AND ECONOMIC ASPECTS

Net Operational Revenue by the end of December of 2004 amounted to R$608.5 million, representing a growth of R$73 million (13.6%) when compared to 2003.

EBITDA (earnings before interest taxes, depreciation and amortization) totalized R$102.2 million, 89.4% superior to the amount registered in 2003. The EBITDA margin was 16.8%, against 10.1% in 2003, as a result of the growth of the business and of the efficient implementation of a plan of cost reduction.

Operational Income, in 2004, was negative in R$29.2 million, representing an improvement of 54.6% when compared to the year of 2003, motivated by the increases in the operational activities, mainly for the corporate communications services, integrated solutions and "outsourcing" of TI and of telecommunications.

Financial liabilities amounted to R$193.6 million in the end of 2004, being R$187.1 million denominated in foreign currency contracted from financial institutions. The Company takes decisions, according to the economic conjuncture, to protect the debt of the effects of eventual exchange devaluations. Thus, 100% of the indebtness denominated in foreign currency were protected by hedges from the effects of eventual exchange devaluations.

Net Income of the Company increased by R$21.3 million, (49%) compared to the previous year.

4. INVESTMENTS

The Company invested R$80 million primary in the expansion of the plant of CPEs - "Customer Premises Equipments", in the capacity expansion of multiservices and IP nets, in systems contracted to support operation.

5. HUMAN RESOURCES

At the end of the year 2004 Telefônica Empresas had 799 employees and 37 trainees.

One of the main programs of the company is training, both in audience training courses or online courses (e-learning) and support to the employee, including:

- the annual average of the training and development programs was 34 hours for employee in internal and external training courses;

- 537 employees concluded courses in the modality " e-learning ", which represented an increase of 177% compared to 2003; there were an investment of 6.527 hours, a growth of 122% in comparison to 2003;

- the program "Bolsa Auxílio" that supports employee in its graduation, sponsors 60 people nowadays;

- sponsorship to extension courses, of post-graduation degree or MBA, with the possibility of parceling out the financing in installments.

Furthermore, the Company, through the "Programa Compromisso com o Cliente", focuses in two main aspects in 2004 concerning to Training:

- development of leadership, including the following levels: Managers, Superintendents and Directors;

- development of the sales workforce - training on Advisory Sales for all the business managers, technical consultants, presales and commercial development teams.

Regarding to the Recruitment and Selection, the Company has as policy the fulfillment of its job vacancies, balancing the renovation of the work force by hiring professionals recruited in the market and by offering the opportunity for its employees through internal recruitment.

The Company accomplishes evaluation of all its employees, through the Program of Evaluation of Performance by Competences in two ways: 360° for all professionals that are team leaders; and 180° for the other effective employees, including trainees. This program, which is in its third edition, motivates professional and personal development through the coaching practice and feedback.

Moreover, the Company accomplishes a Research of Satisfaction of its employees, whose results showed an evolution of 11 p.p in the employees' satisfaction, when compared to the previous year.

6. CAPITAL MARKETS

In 2004 the rhythm of the Brazilian stock market resulted especially of the news of the international market. The high volatility of the price of the petroleum, the uncertainties with relationship to the magnitude and speed of the adjustment of the interests in United States and the sustainable growth of the Chinese economy demanded more attention on the part of the investors. After the presidential election in United States, that chose the candidate preferred by the finance market and without the delays of the previous election, the international stock exchanges and Bovespa began a period of more expressive valuation. The improvement of the foundations of the national economy along the year contributed to the reduction of the risk perception and in the last two months of 2004, the price of the shares of Brazilian companies had a strong valuation. The combination of both internal and external mentioned factors caused a positive evolution on "Índice Bovespa" that was 22,444.71 points in the beginning of the year and 26,196.25 points at the year ended 2004, representing, therefore, a growth of 16.71% during this period that the sovereign risk was reduced from 452 points to 383 points.

In the Brazilian trading market, the shares of Telefônica Data Brasil Holding S.A. were traded by R$0.45 (common share) and R$0.53 (preferred share) at the year ended 2004, and in the counter market in New York, ADRs ("American Depositary Receipts") we negotiated for US$8.20, with the total volume of 4,752 ADRs, at the year so ended.

7. PERSPECTIVES AND FUTURE PLANS

The nationwide net of telecommunications that begun in 2002 and expanded in 2003 and 2004, has already reached the main Brazilian cities for attendance services of corporate data. The implementation of services of larger capacity will be encouraged in 2005.

Services of Integrated Solutions (including services "Data Center") and of technology of the information will be the areas of major growth in the Company.

In order to support the corporate customers to manage its business efficiently, Data Center of Telefónica Empresas offers modern, integrated and complete solutions, providing" full outsourcing ".

These initiatives, as well as the competitive position consolidated in the State of São Paulo, the exclusive focus in the corporate segment, the excellence in attendance and international experience, provide to Telefônica Empresas solid competitive advantage for the future.

8. COMMUNICATION TO THE MARKET – CVM INSTRUCTIVON 381 FROM JANUARY 14, 2003

The Company's policy concerning rendered services of independent auditors not related to external auditing is based on principles that safeguard the auditor's independence. This principles establishes that the auditors cannot audit their own work, and neither perform management functions or advocate for their client.

In the year ended 2004, the Company and its subsidiary didn't hire other services from their auditors that are not related directly to the audit of the financial statements.

9. ACKNOLWGMENT

Finally, the management of Telefônica Data Brasil Holding S.A., thanks all the shareholders, customers, suppliers, financial institutions and others involved for their support and trust, and especially the employees, for the dedication and undertaken effort.